September 18, 2025

Tarek Robbiati
Chief Financial Officer
Pure Storage, Inc.
2555 Augustine Dr.
Santa Clara, California 95054

       Re: Pure Storage, Inc.
           Form 10-K for the Fiscal Year Ended February 2 , 2025
           Filed March 27, 2025
           File No. 001-37570
Dear Tarek Robbiati:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology